CEMTREX, INC.

276 Greenpoint Ave Bld. 8 Suite 208

Brooklyn, NY 11222

Phone: (631) 756-9116

July 30, 2020

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Tom Jones

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Cemtrex, Inc.
Registration Statement on Form S-3
File No. 333-239963

Dear Mr. Jones:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cemtrex, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 to 4:00 PM Eastern Standard Time on Monday, August 3, 2020, or as soon thereafter as is practicable.

By:	/s/ Aron Govil
Aron Govil
Chief Financial Officer